EXHIBIT 99.3

                        COMMUNITY INDEPENDENT BANK, INC.
                              201 North Main Street
                               Bernville, PA 19506


                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


                                                     October 18, 2000

Dear Fellow Shareholders:

         The board of directors of Community Independent Bank, Inc. has called a special meeting of shareholders for November 30, 2000. At the meeting, you will be asked to approve a merger agreement between Community Independent Bank, Inc. and National Penn Bancshares, Inc.

         If the merger is completed, each outstanding share of Community Independent Bank common stock will be exchanged for nine-tenths (.9) share of National Penn common stock. For Community Independent Bank shareholders, this represents a value of approximately $17.16 per share based on the October 17, 2000 closing sale price of National Penn stock. In addition, the exchange of your stock for National Penn stock generally will not be taxable.

         The merger presents an opportunity for Community Independent Bank shareholders to join on favorable terms in a combined enterprise with greater financial resources, a more diversified business, and a more liquid stock.

         Additionally, cash dividends paid to National Penn shareholders have been significantly greater on a per share basis than those paid to Community shareholders. Thus, for the six months ended June 30, 2000, cash dividends per share of Community common stock were $0.14. The dividends declared on National Penn common stock for the same period, $0.40 per share, multiplied by the exchange ratio of .9 to 1, equal $0.36 per share.

         After careful consideration, your board of directors unanimously approved the merger. Your board believes the merger is in the best interests of Community Independent Bank and its shareholders and unanimously recommends that you vote for approval of the merger.

         All Community Independent Bank shareholders are invited to attend the shareholders' meeting in person. However, in order to ensure that your shares will be voted, please complete, date, sign and promptly mail the enclosed proxy card, whether or not you plan to attend the meeting. If you attend the meeting in person, you may, if you wish, vote personally on all matters brought before the meeting.

         The attached notice of special meeting and proxy statement/prospectus describes the shareholders' meeting, the merger and other related matters. Please read this document carefully. The directors and officers of Community Independent Bank will be present at the meeting to respond to any questions that you may have.


       /s/ Frederick P. Krott                      /s/ Karl D. Gerhart
       Frederick P. Krott                          Karl D. Gerhart
       Chairman                                    Acting President and
                                                   Chief Executive Officer